Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to use of our reports dated April 17, 2014, with respect to the consolidated balance sheets of Trans World Entertainment Corporation and subsidiaries as of February 1, 2014 and February 2, 2013, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended February 1, 2014, and the effectiveness of internal control over financial reporting as of February 1, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Albany, New York
June 13, 2014